SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

U.S. Concrete, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90333L201

(CUSIP Number)

William J. Sandbrook

c/o U.S. Concrete, Inc.

331 N. Main St.

Euless, Texas 76039

(817) 835-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333L201

1	Name of reporting person: William J. Sandbrook
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) of Schedule 13D ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 636,643
	8	Shared voting power 0
	9	Sole dispositive power 449,112
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 636,643
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.5% (See Item 5)
14	Type of reporting person (see instructions) IN

The following constitutes Amendment No. 3 to the statement on Schedule 13D previously filed by the undersigned on March 16, 2012, as amended (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of U.S. Concrete, Inc., a Delaware corporation (the “Company”).

Except as specifically amended by this Amendment No. 3, items in the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the term sheet, dated as of July 14, 2011 (the “Term Sheet”), between the Company and Mr. Sandbrook, which described the basic terms and conditions of Mr. Sandbrook’s employment by the Company, which began on August 22, 2011 (the “Start Date”), Mr. Sandbrook was granted 750,000 shares of restricted Common Stock under the Company’s Management Equity Incentive Plan, subject to the vesting criteria described in Item 6 below. No funds were expended by Mr. Sandbrook for this compensatory equity grant.

Pursuant to the Term Sheet, on the Start Date, Mr. Sandbrook was granted 85,852 shares of Common Stock, of which 27,042 shares were withheld to cover applicable statutory rates for federal and Georgia state taxes associated with the grant of Common Stock, and Mr. Sandbrook paid $4,903.18 in additional taxes for this compensatory equity grant.

Pursuant to the Restricted Stock Agreement, dated as of August 22, 2014, between the Company and Mr. Sandbrook, Mr. Sandbrook was granted 29,539 shares of restricted Common Stock under the Company’s Long Term Incentive Plan, subject to the vesting criteria described in Item 6 below. No funds were expended by Mr. Sandbrook for this compensatory equity grant.

Pursuant to the Restricted Stock Agreement, dated as of April 1, 2015, between the Company and Mr. Sandbrook, Mr. Sandbrook was granted 51,400 shares of restricted Common Stock under the Company’s Long Term Incentive Plan, subject to the vesting criteria described in Item 6 below. No funds were expended by Mr. Sandbrook for this compensatory equity grant.

In addition, 5,000 shares of Common Stock covered by this Schedule 13D were purchased by Mr. Sandbrook in open market transactions with personal funds, as follows:

•	On August 30, 2011, Mr. Sandbrook purchased 1,000 shares of Common Stock for an aggregate purchase price of $5,800.00;

•	On August 31, 2011, Mr. Sandbrook purchased 1,000 shares of Common Stock for an aggregate purchase price of $5,600.00;

•	On September 2, 2011, Mr. Sandbrook purchased 1,000 shares of Common Stock for an aggregate purchase price of $5,400.00;

•	On September 12, 2011, Mr. Sandbrook purchased 200 shares of Common Stock for an aggregate purchase price of $950.00;

•	On September 15, 2011, Mr. Sandbrook purchased 306 shares of Common Stock for an aggregate purchase price of $1,453.50;

•	On September 16, 2011, Mr. Sandbrook purchased 494 shares of Common Stock for an aggregate purchase price of $2,346.50; and

•	On March 19, 2014, Mr. Sandbrook purchased 1,000 shares of Common Stock for an aggregate purchase price of $23,500.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Mr. Sandbrook may be deemed to beneficially own 636,643 shares of Common Stock, representing approximately 4.5% of the outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and there being 14,250,846 shares of Common Stock outstanding as of March 19, 2015, as reported in the Company’s definitive proxy statement on Schedule 14A (File No. 001-34530), filed with the Securities and Exchange Commission on March 30, 2015.

(b) Mr. Sandbrook has sole voting power and sole dispositive power over 449,112 shares of Common Stock (representing approximately 3.2% of the outstanding shares of Common Stock). In addition, Mr. Sandbrook has sole voting power over 187,531 shares of restricted Common Stock but does not have dispositive power over such shares. Mr. Sandbrook does not share voting or dispositive power with respect to any shares of Common Stock. The shares of restricted Common Stock are described in Item 6 below.

(c) On March 12, 2015, 5,908 shares of the restricted Common Stock that were granted to Mr. Sandbrook on August 22, 2014 vested, and 2,056 shares were withheld (at $32.75 per share) to cover applicable taxes associated therewith.

(d) Not applicable.

(e) As of August 22, 2013, Mr. Sandbrook no longer beneficially owns 5% or more of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information in Items 3 and 4 is incorporated herein by reference into this Item 6.

As contemplated by the Term Sheet, the Company granted Mr. Sandbrook 85,852 shares of Common Stock and 750,000 shares of restricted Common Stock pursuant to a stock award agreement and a restricted stock award agreement, respectively, each dated as of August 22, 2011. The equity grants were made under the Company’s Management Equity Incentive Plan. The grant of 85,852 shares of Common Stock vested fully on the date of grant; however, the stock award agreement provided that should Mr. Sandbrook voluntarily terminate his employment with the Company within one year of the Start Date, he must return the number of shares of Common Stock subject to the award, within thirty (30) days of such termination date. With respect to the 750,000 shares of restricted Common Stock granted on August 22, 2011, the restricted stock award agreement provided that 450,000 shares would vest in four equal annual installments from their date of grant and 300,000 shares would vest upon the achievement of certain time- and performance-based criteria. As of the date hereof, all 300,000 shares subject to time- and performance-based vesting criteria have vested. Pursuant to the Executive Severance Agreement, by and between the Company and William J. Sandbrook, dated as of the August 22, 2011 (the “Severance Agreement”), all of Mr. Sandbrook’s unvested shares of restricted Common Stock will fully vest upon a change of control (as defined therein), and any restrictions, forfeiture conditions or other conditions or criteria applicable to any such awards would lapse immediately upon the consummation of such change of control.

On August 22, 2014, Mr. Sandbrook entered into a restricted stock agreement with the Company pursuant to which the Company granted 29,539 shares of restricted Common Stock to Mr. Sandbrook under the Company’s Long Term Incentive Plan, which shares vest as follows: (i) 60% of the total number of the awarded shares are time-based restricted stock that will become vested over three years in equal annual installments from the date of grant, and (ii) 40% of the awarded shares are performance-based restricted stock, half of which shall vest on the day that the average of the daily volume-weighted average share price of the Common Stock over any period of 20 (twenty) consecutive trading days attains $30.60 per share within the three-year period beginning on the date of grant, and the remaining half of which shall vest on the day that the average of the daily volume-weighted average share price of the Common Stock over any period of 20 (twenty) consecutive trading days attains $35.60 per share within the three-year period beginning on the date of grant.

On April 1, 2015, Mr. Sandbrook entered into a restricted stock agreement with the Company pursuant to which the Company granted 51,400 shares of restricted Common Stock to Mr. Sandbrook under the Company’s Long Term Incentive Plan, which shares vest as follows: (i) 60% of the total number of the awarded shares are time-based restricted stock that will become vested over three years in equal annual installments from the date of grant, and (ii) 40% of the awarded shares are performance-based restricted stock, half of which shall vest on the day that the average of the daily volume-weighted average share price of the Common Stock over any period of 20 (twenty) consecutive trading days attains $43.00 per share within the three-year period beginning on the date of grant, and the remaining half of which shall vest on the day that the average of the daily volume-weighted average share price of the Common Stock over any period of 20 (twenty) consecutive trading days attains $48.00 per share within the three-year period beginning on the date of grant.

The foregoing summaries are qualified in their entirety by reference to the stock award agreement, the restricted stock award agreements, the Term Sheet and the Severance Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 6	Restricted Stock Agreement, dated April 1, 2015, by and between the Company and William J. Sandbrook.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2015

By:	/s/ William J. Sandbrook
Name:	William J. Sandbrook
(By CiCi S. Sepehri, Attorney-in-Fact, pursuant to the Power of Attorney, dated March 19, 2014, previously filed with the Securities and Exchange Commission as Exhibit 24 to Form 4 filed by Mr. Sandbrook on March 19, 2014)

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 6	Restricted Stock Agreement, dated April 1, 2015, by and between the Company and William J. Sandbrook.

7